

Mail Stop 3233

June 27, 2017

Via E-Mail
Jilliene Helman
MogulREIT II, Inc.
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

Re: **MogulREIT II, Inc.**
Amendment No. 2 to
Draft Offering Statement on Form 1-A
Submitted June 16, 2017
CIK No. 0001699573

Dear Ms. Helman:

We have reviewed your amended draft offering statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to our comment, we may have additional comments.

General

1. We note your disclosure that any subscriptions that you receive prior to your announcement of a new quarterly NAV per share and the new per share purchase price will be executed at the price per share in effect on the date the subscription is received. Please tell us if there could be a delay in the time a subscription is submitted and the time received such that an investor may not know the actual purchase price at the time submitted. If so, please revise your disclosure to explain the impact of this delay on the pricing information available to investors and that investor orders submitted after a certain time period may be executed at a price not yet published. We may have further comments.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Lauren B. Prevost
        Morris, Manning & Martin, LLP